SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SONY CORPORATION

Notice of the Ordinary General Meeting of
Shareholders to be held on June 20, 2013

To the Registered Holders of American Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 20, 2013 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1.  To elect 13 Directors.
2.  To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and audit reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2013 (from April 1, 2012 to March 31, 2013).

Note: The Consolidated Financial Statements are available on the Sony Investor Relations website.

This document can be accessed at http://www.sony.net/SonyInfo/IR/investors/meeting.html

PROPOSALS TO BE ACTED UPON:

1.   To elect 13 Directors.

The terms of office of all 14 Directors currently in office will expire at the conclusion of the Meeting.  In accordance with the decision of the Nominating Committee, the election of the following 13 Directors is proposed.

The Corporation sets forth the following provisions in its Charter of the Board of Directors as qualifications for Directors, and all candidates conform to these requirements.

Of the 13 director candidates, each of the 10 candidates for outside Director has management experience and demonstrated performance, expertise in various fields including technology, and an international orientation, and has been judged sufficiently able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations.  In addition, as of the date of this proposal, each of the 10 candidates for outside Director conforms to the requirements for independence as set out in the Japanese Stock Exchanges’ Listing Standards where the shares of the Corporation are listed, and the Corporation filed with the relevant Stock Exchanges that each of them will be an independent director.

All Directors Qualifications:
(1)	Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employees of any company in competition with Sony Group in any of Sony Group’s principal businesses (hereinafter referred to as “Competing Company”) or own three percent (3%) or more of the shares of any Competing Company.
(2)	Shall not be or have been a representative partner or partner of any independent auditor of Sony Group during the past three (3) years before being nominated as a Director.
(3)	Shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.

Outside Directors Qualifications:
(1)
Shall not have received directly from Sony Group, during any consecutive twelve-month (12 month) period within the last three (3) years, more than an amount equivalent to one hundred twenty thousand United States dollars (US$120,000), other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(2)
Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employees of any company whose aggregate amount of transactions with Sony Group, in any of the last three (3) fiscal years, exceeds the greater of an amount equivalent to one million United States dollars (US$1,000,000), or two percent (2%) of the annual consolidated sales of such company.

(3)	Shall not be, or shall not have been, a director engaged in the business operation, a corporate executive officer, an accounting counselor, a general manager or other employees of the Corporation or its subsidiaries.

The candidates for Director are as follows:

1. Kazuo Hirai	Reappointment

As the Chief Executive Officer of Sony Group, this candidate is responsible for overall management of the entire Group.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	December 22, 1960
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	4,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1984	Entered CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
July 1996	Executive Vice President and Chief Operating Officer, Sony Computer Entertainment America LLC
October 1997	Corporate Executive Officer, Sony Computer Entertainment Inc.
April 1999	President and Chief Operating Officer, Sony Computer Entertainment America LLC
August 2003	President and Chief Executive Officer, Sony Computer Entertainment America LLC
December 2006	President and Group Chief Operating Officer, Sony Computer Entertainment Inc. Chairman, Sony Computer Entertainment America LLC
June 2007	President and Group Chief Executive Officer, Sony Computer Entertainment Inc.
April 2009	Executive Vice President, Corporate Executive Officer, Sony Corporation
April 2011	Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation
September 2011	Chairman, Sony Computer Entertainment Inc.
April 2012	President and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)
June 2012	Director, Sony Corporation (present)

2. Masaru Kato	Reappointment

Of the headquarters functions, this candidate is responsible for Corporate Planning and Control, Accounting, Tax, Finance, Investor Relations, Disclosure Controls and Information Systems.
Responsibility as a Director	Member of the Compensation Committee
Date of Birth	February 22, 1952
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	13,500 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1977	Entered Sony Corporation
June 1997	Corporate Executive Officer, Sony Computer Entertainment Inc.
June 2000	Director, Sony Computer Entertainment Inc.
July 2002	Deputy President and Chief Financial Officer, Sony Computer Entertainment Inc.
July 2005	Representative Director, Sony Computer Entertainment Inc.
June 2009	Senior Vice President and Deputy Chief Financial Officer, Corporate Executive, Sony Corporation
June 2010	Executive Vice President and Chief Financial Officer, Corporate Executive Officer, Sony Corporation (present)
June 2012	Director, Sony Corporation (present)

3. Sir Peter Bonfield	Reappointment
Candidate for outside Director

In addition to serving as Chief Executive Officer of British Telecom, this candidate was a member of the Advisory Board of the Corporation.  Since 2005, he has served as an outside Director of the Corporation.

Responsibility as a Director	Chair of the Nominating Committee
Date of Birth	June 3, 1944
Number of Years Served as a Director	8 years
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

October 1981	Entered ICL plc
December 1986	Chairman and Chief Executive Officer, ICL plc
January 1996	Chief Executive Officer, British Telecom plc
March 2002	Director, Telefonaktiebolaget LM Ericsson (present) Director, Mentor Graphics Corporation (present)
April 2002	Director, Taiwan Semiconductor Manufacturing Company Limited (present)
May 2004	Member of the Advisory Board, Sony Corporation
June 2005	Director, Sony Corporation (present)
December 2006	Chairman of the Board, NXP Semiconductors N.V. (present)

4. Ryuji Yasuda	Reappointment
Candidate for outside Director

This candidate has experience as a university professor, consultant and corporate manager, as well as expertise in corporate strategy and financial institution management.  Since 2007, he has served as an outside Director of the Corporation.

Responsibility as a Director	Chair of the Compensation Committee
Date of Birth	April 28, 1946
Number of Years Served as a Director	6 years
Number of the Corporation’s Shares Held	4,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

January 1979	Entered McKinsey & Company
June 1986	Principal Partner, McKinsey & Company
June 1991	Director, McKinsey & Company
June 1996	Managing Director and Chairman, A.T. Kearney, Asia
June 2003	Chairman, J-Will Partners Co., Ltd. Director, Daiwa Securities Group Inc. (present)
April 2004	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
April 2007	Director, Fukuoka Financial Group, Inc. (present)
June 2007	Director, Sony Corporation (present)
June 2008	Director, Sony Financial Holdings Inc. (present)
June 2009	Director, Yakult Honsha Co., Ltd. (present)

5. Yukako Uchinaga	Reappointment
Candidate for outside Director

In addition to business experience and specialties focusing on technology cultivated at IBM, this candidate has extensive experience in promoting workplace diversity.  Since 2008, she has served as an outside Director of the Corporation.

Responsibility as a Director	－
Date of Birth	July 5, 1946
Number of Years Served as a Director	5 years
Number of the Corporation’s Shares Held	3,100 shares

Brief Personal History and Principal Business Activities Outside the Corporation

July 1971	Entered IBM Japan, Ltd.
April 1995	Director, IBM Japan, Ltd.
April 2000	Managing Director, IBM Japan, Ltd.
April 2004	Senior Managing Director, IBM Japan, Ltd.
April 2007	Technical Advisor, IBM Japan, Ltd.
May 2007	Board Chair, Japan Women’s Innovative Network (present)
June 2007	Director, Benesse Corporation
April 2008	Director and Vice Chairman, Benesse Corporation Chairman of the Board, Chief Executive Officer and President, Berlitz Corporation
June 2008	Director, Sony Corporation (present)
October 2009	Director and Executive Vice President, Benesse Holdings, Inc. (present)
April 2013	Honorary Chairman, Berlitz Corporation (present)
May 2013	Director, Aeon Co., Ltd. (present)

6. Mitsuaki Yahagi	Reappointment
Candidate for outside Director

This candidate has expertise and insight in the area of bank management. Since 2008, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Audit Committee
Date of Birth	March 3, 1948
Number of Years Served as a Director	5 years
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

April 1970	Entered The Mitsui Bank, Ltd.
June 1998	Director, The Sakura Bank, Ltd.
April 2001	Managing Director, Sumitomo Mitsui Banking Corporation
June 2003	Director, Sumitomo Mitsui Financial Group, Inc. Senior Managing Director, The Japan Research Institute, Limited
April 2004	Senior Managing Director, Sumitomo Mitsui Banking Corporation
June 2005	Deputy President, Sumitomo Mitsui Banking Corporation
June 2007	Representative Director, Chairman of the Board, The Japan Research Institute, Limited Corporate Auditor, Toray Industries, Inc. (present)
June 2008	Director, Sony Corporation (present) Corporate Auditor, Mitsui Engineering & Shipbuilding Co., Ltd. (present)
June 2012	Special Advisor, The Japan Research Institute, Limited (present)

7. Kanemitsu Anraku	Reappointment
Candidate for outside Director

In addition to experience in managing manufacturing companies as well as global companies, this candidate has extensive knowledge of finance and accounting.  Since 2010, he has served as an outside Director of the Corporation.

Responsibility as a Director	Member of the Audit Committee
Date of Birth	April 21, 1941
Number of Years Served as a Director	3 years
Number of the Corporation’s Shares Held	3,100 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1964	Entered Nissan Motor Co., Ltd.
June 1993	Director, Nissan Motor Co., Ltd.
June 1997	Managing Director, Nissan Motor Co., Ltd.
May 1999	Executive Vice President, Nissan Motor Co., Ltd.
April 2000	Vice Chairman, Nissan Motor Co., Ltd.
April 2002	President, Nissan Real Estate Development Co., Ltd.
June 2005	Counselor, Nissan Real Estate Development Co., Ltd.
June 2007	Director, Mizuho Financial Group, Inc. (present)
June 2010	Director, Sony Corporation (present)

8. Yorihiko Kojima	Reappointment
Candidate for outside Director

This candidate has extensive insight and experience in managing global companies. Since 2010, he has served as an outside Director of the Corporation.
Responsibility as a Director	Member of the Nominating Committee
Date of Birth	October 15, 1941
Number of Years Served as a Director	3 years
Number of the Corporation’s Shares Held	7,300 shares

Brief Personal History and Principal Business Activities Outside the Corporation

May 1965	Entered Mitsubishi Corporation
June 1995	Director, Mitsubishi Corporation
April 1997	Managing Director, Mitsubishi Corporation
April 2001	Executive Vice President, Mitsubishi Corporation
June 2001	Member of the Board, Senior Executive Vice President, Mitsubishi Corporation
April 2004	Member of the Board, President, Chief Executive Officer, Mitsubishi Corporation
June 2010	Director, Sony Corporation (present) Chairman of the Board, Mitsubishi Corporation (present) Director, Mitsubishi Heavy Industries, Ltd. (present)
June 2011	Director, Takeda Pharmaceutical Company Limited (present)

9. Osamu Nagayama	Reappointment
Candidate for outside Director

This candidate has extensive insight and experience in managing global companies. Since 2010, he has served as an outside Director of the Corporation.
Responsibility as a Director	Vice Chairman of the Board Member of the Nominating Committee
Date of Birth	April 21, 1947
Number of Years Served as a Director	3 years
Number of the Corporation’s Shares Held	1,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

April 1971	Entered The Long-Term Credit Bank of Japan, Limited
November 1978	Entered Chugai Pharmaceutical Co., Ltd.
March 1985	Director, Chugai Pharmaceutical Co., Ltd.
March 1987	Managing Director, Chugai Pharmaceutical Co., Ltd
March 1989	Executive Deputy President, Chugai Pharmaceutical Co., Ltd.
September 1992	Representative Director, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
January 2006	Member of Enlarged Corporate Executive Committee, F. Hoffmann-La Roche Ltd. (present)
June 2010	Director, Sony Corporation (present)
March 2012	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd. (present)

10. Takaaki Nimura	Reappointment
Candidate for outside Director

In addition to auditing experience, expertise in internal controls and procedures and international expertise as a certified public accountant, this candidate’s experience includes the management of an auditing firm.  Since 2012, he has served as an outside Director of the Corporation.

Responsibility as a Director	Chair of the Audit Committee
Date of Birth	October 25, 1949
Number of Years Served as a Director	1 year
Number of the Corporation’s Shares Held	400 shares

Brief Personal History and Principal Business Activities Outside the Corporation

October 1974	Entered Arthur Young & Co., Tokyo Office
October 1980	Transferred to Asahi & Co., Osaka Office
October 1983	Transferred to Arthur Young, Los Angeles Office
May 1989	Partner, Asahi Shinwa & Co.
July 1993	Entered Showa Ota & Co.
May 1997	Senior Partner, Showa Ota & Co.
August 2008	Executive Board Member, Ernst & Young ShinNihon LLC
June 2012	Director, Sony Corporation (present)

11. Eikoh Harada	New Candidate
Candidate for outside Director

This candidate has experience in various global companies as well as extensive insight in information technology and consumer businesses. Mr. Harada is a candidate for outside Director.
Responsibility as a Director	－
Date of Birth	December 3, 1948
Number of Years Served as a Director	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

April 1972	Entered NCR Japan, Ltd.
November 1980	Entered Yokogawa-Hewlett-Packard Company
January 1983	Director, Schlumberger Group
October 1994	Director, Apple Japan, Inc.
April 1997	President, Apple Japan, Inc. Vice President, Apple Computer, Inc.
February 2004	Vice Chairman and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.
March 2004	Vice Chairman and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.
May 2004
Vice Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.
Vice Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.

March 2005
Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd. (present)
Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd. (present)

12. Joichi Ito	New Candidate
Candidate for outside Director

In addition to experience as a founder of internet related companies and a venture capitalist, this candidate has a profound knowledge of open innovation. Mr. Ito is a candidate for outside Director.
Responsibility as a Director	－
Date of Birth	June 19, 1966
Number of Years Served as a Director	－
Number of the Corporation’s Shares Held	－

Brief Personal History and Principal Business Activities Outside the Corporation

August 1995	Co-founder, Chief Executive Officer, Digital Garage, Inc.
December 1999	Chief Executive Officer, Neoteny Co., Ltd. (present)
August 2006	Director, CGM Marketing, Inc. (present)
September 2006	Director, Digital Garage, Inc. (present)
December 2008	Director, Tucows Inc. (present)
June 2009	Director, Culture Convenience Club Co., Ltd. (present)
April 2011	Director, MIT Media Lab, Massachusetts Institute of Technology (present)
June 2012	Director, The New York Times Company (present)

13. Tim Schaaff	New Candidate

In addition to expertise in software technology and network services, this candidate has experience in leading the network services business in Sony. Mr. Schaaff is a candidate for Director.
Responsibility as a Director	－
Date of Birth	December 5, 1959
Number of Years Served as a Director	－
Number of the Corporation’s Shares Held	5,000 shares

Brief Personal History and Principal Business Activities Outside the Corporation

December 1982	Entered New England Digital Corporation
July 1991	Entered Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, Sony Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	President, Sony Network Entertainment International LLC
June 2012	Group Executive, Sony Corporation

Note:
The Corporation has concluded agreements limiting the liability of the 8 director candidates, each of whom is  currently an outside Director.  If elections of Mr. Eikoh Harada and Mr. Joichi Ito, new candidates for outside Director, are approved, the Corporation plans to conclude such an agreement with each of them.
For a summary of the limited liability agreement, please refer to page 14.

2.   To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries (excluding outside Directors; hereinafter the same in this agenda), for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.

I. The reason the Corporation needs to issue stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (collectively the “Group”) and thereby improving the business performance of the Group by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Group.

II.
Terms and conditions of the stock acquisition rights (“Stock Acquisition Rights”), the concrete terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination upon approval at the Meeting.

1. Maximum Limit of Aggregate Numbers of Stock Acquisition Rights
    Not exceeding 27,500.

2. Payment in exchange for Stock Acquisition Rights
    Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3. Matters regarding Stock Acquisition Rights

(1)   Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (the “Common Stock”).  However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)   Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)              Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

(i) Initial Exercise Price

The Exercise Price shall initially be as follows:

(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of the Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)   Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent, respectively.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)   Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)   Conditions for the Exercise of Stock Acquisition Rights

(i) No Stock Acquisition Right may be exercised in part.

(ii)
 In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

(iii)	Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6)   Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i)
The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance of Japan, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii)
The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)    Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

Notes:
1.
For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer to pages 14 to 16.  In light of the granting purpose (contributing to the improvement of the mid- and long-term business performance of Sony Group and thereby improving such business performance of Sony Group), the exercise of Stock Acquisition Rights is restricted during the above mentioned period (a one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as a limitation on the number of exercisable Stock Acquisition Rights (in general, one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others.  The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.

2.
The maximum limit of the aggregate number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights is 2,750,000, which represents 0.27 percent of the total shares outstanding as of March 31, 2013.  The total of such number of shares and the maximum aggregate number of shares to be issued or transferred upon the exercise of all outstanding stock acquisition rights for the purpose of granting stock options is 21,831,800, which represents 2.16 percent of the total shares outstanding as of March 31, 2013.

[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with all 10 outside Directors (who are defined under the Companies Act of Japan as individuals who have been in a director position of the Corporation after the date following the last annual shareholders meeting, including individuals who resigned on or before the end of the fiscal year ended March 31, 2013).
A summary of that Agreement is as follows:

(1) In a case where the outside Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the outside Director acted in good faith without any gross negligence in performing his/her duties.

(2) In a case where the outside Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2013)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The fourth series of Common Stock Acquisition Rights (November 14, 2003)	November 14, 2004 ~ November 13, 2013	6,299	629,900 Common Stock	¥ 4,101	48.1%
The sixth series of Common Stock Acquisition Rights (March 31, 2004)	April 1, 2004 ~ March 31, 2014	6,311	631,100 Common Stock	U.S.$ 40.90	34.3%
The seventh series of Common Stock Acquisition Rights (November 18, 2004)	November 18, 2005 ~ November 17, 2014	8,217	821,700 Common Stock	¥ 3,782	36.4%
The ninth series of Common Stock Acquisition Rights (March 31, 2005)	April 1, 2005 ~ March 31, 2015	6,156	615,600 Common Stock	U.S.$ 40.34	24.6%
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	8,257	825,700 Common Stock	¥ 4,060	12.2%

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	8,633	863,300 Common Stock	U.S.$ 34.14	27.7%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	8,992	899,200 Common Stock	¥ 4,756	1.3%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	11,431	1,143,100 Common Stock	U.S.$ 40.05	6.3%
The fourteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	6,760	676,000 Common Stock	¥ 5,514	_
The fifteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	12,824	1,282,400 Common Stock	U.S.$ 48.15	_
The sixteenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	7,397	739,700 Common Stock	¥ 2,987	_
The seventeenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	13,431	1,343,100 Common Stock	U.S.$ 30.24	3.6%
The eighteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	7,360	736,000 Common Stock	¥ 2,595	0.3%
The nineteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	13,750	1,375,000 Common Stock	U.S.$ 29.56	0.7%
The twentieth series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	7,514	751,400 Common Stock	¥ 2,945	_
The twenty-first series of Common Stock Acquisition Rights (November 18, 2010)	November 18, 2011 ~ November 17, 2020	14,395	1,439,500 Common Stock	U.S.$ 35.48	_
The twenty-second series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	8,335	833,500 Common Stock	¥1,523	_
The twenty-third series of Common Stock Acquisition Rights (November 22, 2011)	November 22, 2012 ~November 21, 2021	16,661	1,666,100 Common Stock	U.S.$ 19.44	_
The twenty-fourth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	6,860	686,000 Common Stock	¥932	_
The twenty-fifth series of Common Stock Acquisition Rights (December 4, 2012)	December 4, 2013 ~ December 3, 2022	11,235	1,123,500 Common Stock	U.S.$ 11.23	_

Note:	All series of Stock Acquisition Rights were issued for the purpose of granting stock options. No cash payment was required for the allocation.

(1)	Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2013)

Name	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The fourth series of Common Stock Acquisition Rights	21,000	2	0	0
The sixth series of Common Stock Acquisition Rights	225,000	2	0	0
The seventh series of Common Stock Acquisition Rights	47,500	6	0	0
The ninth series of Common Stock Acquisition Rights	230,000	2	0	0
The tenth series of Common Stock Acquisition Rights	141,600	6	1,800	1
The eleventh series of Common Stock Acquisition Rights	334,600	2	0	0
The twelfth series of Common Stock Acquisition Rights	144,900	6	1,800	1
The thirteenth series of Common Stock Acquisition Rights	454,000	3	0	0
The fourteenth series of Common Stock Acquisition Rights	140,200	6	3,600	2
The fifteenth series of Common Stock Acquisition Rights	460,000	3	0	0
The sixteenth series of Common Stock Acquisition Rights	153,000	7	10,800	6
The seventeenth series of Common Stock Acquisition Rights	560,000	3	0	0
The eighteenth series of Common Stock Acquisition Rights	139,000	7	10,800	6
The nineteenth series of Common Stock Acquisition Rights	580,000	3	0	0
The twentieth series of Common Stock Acquisition Rights	154,000	7	16,200	9
The twenty-first series of Common Stock Acquisition Rights	580,000	3	0	0
The twenty-second series of Common Stock Acquisition Rights	140,000	7	0	0
The twenty-third series of Common Stock Acquisition Rights	610,000	3	0	0
The twenty-fourth series of Common Stock Acquisition Rights	180,000	7	0	0
The twenty-fifth series of Common Stock Acquisition Rights	230,000	2	0	0

(2)	Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2013

The details of these Stock Acquisition Rights are mentioned in the twenty-fourth and twenty-fifth series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

Name	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The twenty-fourth series of Common Stock Acquisition Rights	296,400	182	212,300	179
The twenty-fifth series of Common Stock Acquisition Rights	23,700	4	922,600	668

Dated:  June 3, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

June 3, 2013